Exhibit 1
Operating and Financial Review for the period ended 30 June 2024
Six months ended June 2024 compared with six months ended June 2023
Certain Non-GAAP measures included in this business overview and in the operating and financial review have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These and other operational metrics include constant currency, like-for-like, headline operating profit, headline PBIT (Profit Before Interest and Taxation), headline PBT (Profit Before Taxation), billings and estimated net new business/billings, adjusted free cash flow, adjusted net debt and average adjusted net debt, share of profit before interest and taxation of associates, share of adjusting items of associates, share of interest and non-controlling interests of associates, and share of taxation of associates which we define, explain the use of and reconcile to the nearest IFRS measures. Refer to the Non-GAAP information section of Exhibit 1 of this Form 6-K.
Management believes that these measures are both useful and necessary to present herein because they are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.
In the calculation of headline profit measures, judgement is required by management in determining which revenues and costs are considered to be significant, non-recurring or volatile items that are to be excluded.
The exclusion of certain adjusting items may result in headline operating profit measures being materially higher or lower than reported profit measures, for example, when significant impairments or restructuring charges are excluded but the related benefits are included, headline profit measures will be higher. Headline measures should not be considered in isolation as they provide additional information to aid the understanding of the Group’s financial performance.
Unless the context otherwise requires, the terms "Company", "Group" and Registrant" as used herein shall also mean WPP.
First half overview
Introduction

At our Capital Markets Day earlier this year we set out our strategy to build on and improve the competitiveness of WPP’s offer. We are making progress against each of our strategic objectives, particularly our continued investment in AI, the creation of VML and Burson, and the simplification of GroupM. We are strengthening our offer for clients while building a more efficient company.

Our second quarter performance delivered sequential improvement in net sales with continued growth in GroupM, Ogilvy and Hogarth and sequential improvement at Burson, VML and in our Specialist Agencies. Importantly, we also saw North America return to growth in the second quarter. That said, we have seen pressure in China and in our project-related businesses which, together with an uncertain macro environment, has led us to moderate our expectations for the full-year.

Entering into an agreement to sell our stake in FGS Global is an excellent outcome less than four years after its creation from three separate businesses within WPP. The sale is expected to allow us to focus and invest in our core creative transformation offer while significantly strengthening our financial position.

As a team, our priority continues to be improving our competitiveness by delivering a modern, global, creative and integrated offer for our clients. The steps we have taken since January to integrate our offer, bring in new talent and invest in AI represent strong progress towards delivering on our medium-term financial targets and to shareholders.

Performance and progress
Revenue in the first half 2024 was £7.2 billion, up 0.1% from £7.2 billion in the first half of 2023, and up 2.6% like-for-like.

At our Capital Markets Day in January 2024 we announced the next phase of our strategy – ‘Innovating to Lead’ – to improve our competitive performance, embrace the opportunities of AI, data and technology and drive financial returns; and we have continued to make strong progress against each of our four strategic pillars.

Lead through AI, data and technology

It’s clear that AI looks poised to fundamentally change the way in which our clients reach consumers, the way in which we deliver and produce work and the way in which we operate as a company. While it is undoubtedly early days in the application of AI to marketing, we can see enough already to know that its impact looks to be significant.

At our Capital Markets Day, we laid out our plans to embrace AI and invest in the technology and data that is required. WPP Open, our intelligent marketing operating system powered by AI, is a critical component of our strategy, enabling us to use AI in how we work. But it is also important to understand that this is only one part of our strategy. We also need to train and upskill our teams, engage with our clients and create new, AI-driven experiences.

We have continued to invest in WPP Open as part of our annual investment of £250 million in AI-driven technology. We have developed new functionality and integrated new AI models and as a result, have seen growing adoption and usage across WPP and by our clients.

Since the start of the year, we are seeing monthly active users up 74%, LLM usage up 177% and image generation up 241%. We are also seeing growing adoption by clients with key clients using the platform including Google, IBM, L'Oréal, LVMH, Nestlé, and The Coca-Cola Company. In particular, clients are seeing significant value in using WPP Open to streamline how they work with WPP, using the workflow elements of the platform to standardise processes.

Functionality and Model Integration

WPP Open is a single marketing operating system that powers all of WPP’s businesses. The core Studios – Creative, Production, Media, Experience, Commerce and PR – are designed to support key functional areas with AI-powered applications in a way that allows for integrated ways of working across the company.

WPP Open’s Creative Studio gained further functionality to support our strategy and creative teams. In May, we announced a collaboration to integrate Anthropic’s Claude AI model family using Amazon Bedrock, a fully managed service from Amazon Web Services (‘AWS’), and in June, WPP and IBM announced WPP Open B2B, powered by watsonx, bringing together IBM’s generative AI technology and consulting capabilities with WPP’s industry expertise to deliver higher conversion rates and lower costs for B2B marketers.

WPP Open’s Media Studio was deployed more broadly to clients in the first half with an end-to-end workflow solution accessing GroupM’s scale, and Choreograph data and technology. It enables the automation of complex media decisions, choosing from thousands of AI-powered strategies and leveraging 2.3-trillion AI-evaluated impressions to build unique audiences and activate and measure campaigns across a full range of channels.

Media Studio provides access to Choreograph’s global data graph that enables intelligent activation across more than 73 markets and 5 billion consumer profiles. That includes access to AmeriLINK, our data asset in the US, containing 10,000 attributes on more than 300 million addressable individuals, with particular strength in data on consumer health and age. We are able to further contextualise and enrich that data graph with data that we generate from planning, optimization and campaigns across GroupM.

We launched our upgraded Performance Brain™ at Google Cloud Next in April, allowing us to predict creative effectiveness before the first media impression is served, allowing clients to improve the ROI on their media and creative investments.

We also announced the integration into Media Studio of services from Incremental, a leading provider of neutral retail media solutions, incorporating their retail media forecasting, planning and measurement capabilities, and with Shalion, a retail intelligence leader, integrating their advanced retail media, digital shelf analytics, and unified market intelligence across 18 markets and more than 5,000 retailer and category combinations.

In June, we launched Production Studio, an AI-enabled, end-to-end production application. Production Studio is based on our multi-year partnership with NVIDIA, allowing us to develop industry-first solutions that provide the brand and product fidelity and the design control needed in developing advertising content.

In July, at SIGGRAPH, the annual computer graphics conference, we unveiled the next phase of our partnership with NVIDIA – using new NVIDIA NIM microservices and Shutterstock’s 3D asset library to create brand-compliant generative 3D landscapes and worlds. The Coca-Cola Company will be one of the first of WPP’s clients to begin scaling the opportunities of generative 3D across its 100 markets. WPP has also been working with Ford to build physically accurate, real-time digital twins of its vehicles to create car configurators that customers can explore and adapt according to their needs.

Our Work with Clients

Not only is AI enabling us to innovate in how we work with clients and to produce work in new ways, it’s also allowing us to develop new ground-breaking consumer experiences for our clients. We continue to lead the way in demonstrating the power of the technology to build more relevant and personalised experiences for our clients.

Some examples include:

•Mars’ Snickers Own Goal from T&Pm: Powered by AI technology from ElevenLabs, Synclabs and Open AI, this application uses a personalised AI José Mourinho to humorously coach fans out of their “own goals”. By generating custom video responses for fans' mistakes, this campaign leverages AI to create unique, shareable content and engage fans in a new, interactive way. Integrated with WhatsApp for social sharing and co-created with agency Helo.
•Coke SoundZ for The Coca-Cola Company led by AKQA: Led by AKQA, an AI-powered instrument creating uplifting tunes from Coca-Cola's iconic sounds. This innovative auditory branding engages consumers through sound psychology, featuring both digital and physical versions. Collaborations with artists like Marshmello have amplified its impact, reinforcing Coca-Cola's leadership in innovative marketing and delivering more than 500 million impressions globally.
•Mondelēz’s Bournvita D For Dreams by Ogilvy and Wavemaker: Uses advanced AI technology to offer children personalised cricket training from legend Rahul Dravid. The AI tool tracks kids' time spent in the sun, translating it into virtual coaching sessions, and so promoting Vitamin D intake. The campaign combines AI-driven interactive experiences with the nutritional benefits of Bournvita, encouraging outdoor activity and health awareness.

Accelerate growth through the power of creative transformation

Creativity is what sets WPP apart, and when combined with AI, technology, data and the largest global media platform, we have an unparalleled integrated offer to clients.

That offer is resonating well, as reflected in growth across our largest clients. The first half of the year saw expansion in scope for many top clients, with wins including media assignments for Nestlé and Colgate-Palmolive’s decision to name WPP as its Amazon agency of record for Europe.

We continue to win industry recognition for our creative excellence. In June, the Cannes Lions International Festival of Creativity named WPP as ‘Creative Company of the Year’ for 2024, with Ogilvy taking home ‘Creative Network of the Year’. WPP agencies collected a total of 160 Lions, including a Titanium, 6 Grand Prix, 27 Gold, 43 Silver and 83 Bronze Lions.

The Coca-Cola Company, whose global marketing partner is WPP Open X, was named ‘Creative Brand of the Year’ for the first time in its history. This follows the announcement in May that Unilever, one of WPP’s largest clients, was named ‘Creative Marketer of the Year’ for 2024 thanks in part to work from WPP agencies on its brands.

WPP's media agencies EssenceMediacom, Mindshare and Wavemaker also made a very strong showing at the festival, with GroupM ending the week as the industry’s leading media group with 90 Lions, up from 59 last year.

In addition, WPP's agencies won the most awards at this year’s Clio Health competition in June, with a total of more than 50 awards across Grand, Gold, Silver, and Bronze categories, further solidifying WPP’s position as a leader in health marketing and communications.

Build world-class, market-leading brands

We have made excellent progress towards building stronger world-class brands.

VML launched in January 2024 and, by the end of the first-half, the integration of VMLY&R and Wunderman Thompson was broadly complete. VML played a key role in recent client assignment wins, including AstraZeneca, Colgate-Palmolive and Perrigo.

The new Burson agency launched in June, with the new leadership team in place globally and in most markets around the world. As a further simplification of our offer, Buchanan Communications joined Burson under the brand Burson Buchanan with the ambition to expand its offer into the United States.

The GroupM simplification initiative also progressed well in the first half. We made good progress on the structural cost actions with GroupM operating as one entity in markets around the world. As part of this, we have launched Open Media Studio, a key component of WPP Open, bringing together key media tools and simplifying our go-to-market proposition. Execution of the plan will continue through the second half with all related cost actions due to be complete in 2024.

In July, WPP announced the appointment of Brian Lesser as the new Global CEO of GroupM, succeeding Christian Juhl, who will be moving to a new role within WPP. Brian is a leading industry figure with a track record of creating addressable advertising products and technology. He previously spent 10 years with WPP joining with the acquisition of 24/7 Real Media in 2007, and most recently serving as CEO of GroupM in North America from 2015 to 2017.

In the final COMvergence report for 2023, GroupM remained the largest media planning and buying agency by some distance with leading positions in key global markets such as China, India, Japan, Germany and the UK, and an unchanged #2 position in the US.

GroupM continues to invest in retail media initiatives around the world and, of particular note, is its partnership with Tesco to create a Media and Insight Platform, powered by dunnhumby, to deliver best-in-class delivery of data-led solutions, education and innovation across all areas of retail media in the UK.

We have a strong pipeline of new business in media, and while our new business performance at GroupM in North America was below our expectations in the first half of the year, we expect that the actions that we are taking will see an improvement in our competitive performance and success rate.

Execute efficiently to drive financial returns through margin and cash

As well as the structural cost savings relating to the initiatives above, we are making good progress in our back-office efficiency programme across enterprise IT, finance, procurement and real estate.

In enterprise IT, we successfully rolled out Maconomy in certain markets in EMEA and South America in the first half. Our cloud migration continued to deliver benefits as we migrate workloads to the cloud and decommission legacy equipment and capacity.

Across IT and Finance we continue to optimise our finance shared service centres, including migrating teams from VML in North America and Brazil, and WPP HQ.

Our category-led procurement model continues to consolidate spend by sub-category to drive further savings. We are digitalising our source-to-contract processes enabling further automation as we consolidate our ERP landscape.

In real estate, our ongoing campus programme and consolidation of leases continues to deliver benefits. Several new campus openings are planned for the second half of 2024, including WPP’s third London campus.

We have also opened a new operations and delivery hub in Wuxi, Jiangsu as part of an ongoing optimisation of our cost base in China.

Review of Group results from operations
Revenue
Revenue was up 0.1% at £7.2 billion in the first half of 2024 compared to £7.2 billion in the first half of 2023. Revenue on a constant currency basis was up 3% compared with the same period last year. Net changes from acquisitions and disposals had a positive impact of 0.5% on growth, leading to a like-for-like performance, excluding the impact of currency and acquisitions, of 2.6%. In the second quarter, revenue was up 1.4% (Q1 2024: -1.4%) and like-for-like revenue was up 3.1% (Q1 2024:+2.1%).
Costs of services, general and administrative costs
Costs of services and general and administrative costs include:

Costs of services increased by 0.5% in the first half of 2024 to £6.2 billion from £6.2 billion in the first half of 2023. General and administrative costs decreased by 18.6% in the first half of 2024 to £0.6 billion million from £0.8 billion in the first half of 2023.
Operating profitability
Reported operating profit was £423 million (H1 2023: £306 million) at a reported operating profit margin of 5.9% (H1 2023: 4.2%). Reported operating profit includes restructuring costs of £153 million (H1 2023: £267 million), amortisation and impairment of acquired intangible assets and impairment of investments in associates of £80 million (H1 2023: £100 million, including £53 million of goodwill impairment).

The restructuring and transformation costs of £153 million relate to actions set out at the January Capital Markets Day, primarily the structural cost saving plan relating to the creation of VML and Burson and the simplification of GroupM (£72 million). These structural savings are to deliver annualised net cost savings of c.£125 million in 2025, with more than 50% of that saving now expected to be achieved in 2024 (ahead of the original plan of 40-50%) and an associated restructuring cost of c.£125 million in 2024. Also included within restructuring and transformation costs are the Group’s IT transformation projects (£47 million) and property costs associated with impairments prior to 2024 (£22 million).

Headline operating profit was £646 million (H1 2023: £666 million), at a headline operating profit margin of 11.5% (H1 2023: 11.5%), 0.1 points higher than the prior period on a constant currency basis. This reflects the decline in revenue less pass-through costs, cost inflation and investment for future growth, partially offset by continued cost discipline and restructuring initiatives.

Total headline operating costs were down 3.7%, to £4,953 million (H1 2023: £5,145 million). Staff costs (excluding incentives) of £3,837 million were down 3.3% compared to the prior period (H1 2023: £3,969 million), reflecting higher wage inflation offset by lower headcount as a result of the actions we have taken to mitigate the top-line decline in H1 and our restructuring initiatives. Incentives of £148 million were down 14.0% compared to the prior period (H1 2023: £172 million) due to phasing relating to the weighting of business performance through the year against annual incentive targets.

Establishment costs of £242 million were down 11.1% compared to the prior period (H1 2023: £272 million) driven by benefits from the campus programme and consolidation of leases. IT costs of £341 million were down 2.6%, personal costs of £103 million were down 8.0% driven by savings in travel and entertainment, and other operating expenses of £282 million were up 4.4% driven by higher commercial costs.

On a like-for-like basis, the average number of people in the Group in the first half was 113,000 compared to 115,000 in the first half of 2023. The total number of people as at 30 June 2024 was 111,000 compared to 114,000 as at 30 June 2023.

Headline EBITDA (including IFRS 16 depreciation) for the period was down 1.4% to £756 million (H1 2023: £767 million).

Interest and taxes
Reported net finance costs were £101 million (H1 2023: £103 million), including net income of £35 million (H1 2023: net income £25 million) relating to the revaluation and retranslation of financial instruments.
Headline net finance costs of £136 million were up 6.3% compared to the prior period (H1 2023: £128 million) primarily due to the impact of refinancing bonds at higher rates.

The reported effective tax rate was 27.2% (H1 2023: 26.9%). The reported effective tax rate is lower than the headline effective tax rate due to gains on disposal of investments and subsidiaries not being taxable.
The headline effective tax rate (based on headline profit before tax) was 28.0% (H1 2023: 27.0%). The increase in the headline effective tax rate is driven by changes in tax rates or tax bases in the markets in which we operate. Given the Group’s geographic mix of profits and the changing international tax environment, the tax rate is expected to increase over the next few years.
Earnings and dividend
Reported diluted EPS was 18.8p (H1 2023: 10.3p), an increase of 82.5% due to higher reported operating profit.
Headline diluted EPS was 30.9p (H1 2023 H1: 33.1p), a decrease of 6.6% due to lower headline operating profit (which includes an adverse FX impact which reduced headline diluted EPS by 1.5 pence) higher headline net finance costs and a higher headline effective tax rate.

For 2024, the Board is declaring an interim dividend of 15.0p (2023: 15.0p). The record date for the interim dividend is 11 October 2024, and the dividend will be payable on 1 November 2024.
Reportable segments review
The following tables give details of revenue and revenue less pass-through costs by reportable segment, as well as applicable percentage changes from the corresponding prior year periods, for the second quarter and first half of 2024. Headline operating profit and headline operating profit margin by reportable segment for the first half of 2024 are also provided below.
Revenue analysis

	Three months ended 30 June 2024	Reported change three months ended 30 June 2024	Like-for-like change three months ended 30 June 2024	Six months ended 30 June 2024	Reported change six months ended 30 June 2024	Like-for-like change six months ended 30 June 2024
	£m	%	%	£m	%	%
Global Integrated Agencies[1]	3,238	1.5%	3.3%	6,117	0.6%	3.2%
Public Relations	311	(0.1)%	1.1%	601	(2.8)%	(0.9)%
Specialist Agencies[1]	266	1.9%	3.0%	509	(2.3)%	(0.5)%
Total Group	3,815	1.4%	3.1%	7,227	0.1%	2.6%
Note
1    Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies. The impact of the re-presentation is not material.

Revenue less pass-through costs1 analysis

	Three months ended 30 June 2024	Reported change three months ended 30 June 2024	Like-for-like change three months ended 30 June 2024	Six months ended 30 June 2024	Reported change six months ended 30 June 2024	Like-for-like change six months ended 30 June 2024
	£m	%	%	£m	%	%
Global Integrated Agencies[2]	2,392	(2.6)%	(0.6)%	4,595	(3.5)%	(0.7)%
Public Relations	293	0.1%	1.5%	568	(2.7)%	(0.9)%
Specialist Agencies[2]	227	(3.2)%	(2.0)%	436	(6.6)%	(4.7)%
Note
1Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. This includes the cost of media where the Group is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings. See note 2 to the Company's unaudited condensed consolidated interim financial statements, which appears in Exhibit 2, for more details of the pass-through costs.
2     Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies. The impact of the re-presentation is not material.

Headline operating profit analysis

	Headline operating profit six months ended 30 June 2024	Headline operating profit margin[1] six months ended 30 June 2024	Headline operating profit six months ended 30 June 2023	Headline operating profit margin[1] six months ended 30 June 2023
	£m	%	£m	%
Global Integrated Agencies[2]	551	12.0%	550	11.6%
Public Relations	80	14.1%	88	15.1%
Specialist Agencies[2]	15	3.4%	28	6.0%
Total Group	646	11.5%	666	11.5%
Note
1Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs.
2Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies. The impact of the re-presentation is not material.

Global Integrated Agencies: GroupM, our media planning and buying business, grew 1.9% in the first half of 2024 (Q2: +1.4%), offset by a 2.8% decline at other Global Integrated Agencies (Q2: -2.4%).

GroupM growth continues to be impacted by 2023 client assignment losses, which have been partially offset by wins including Nestlé. Q2 growth of 1.4% slowed sequentially from 2.4% in Q1 as an acceleration to mid-single digit growth in the US was more than offset by weaker second quarter trends in Germany, which was lapping a strong quarter last year, and in China which has been impacted by client losses and a challenging macro environment.

Ogilvy’s performance benefited from recent new business wins, including Verizon, good growth in CPG clients and stabilisation of spending by technology clients in Q2. Hogarth grew well, benefiting from new business wins and growing demand for its technology and AI-driven capabilities as clients seek to produce more personalised and addressable content. VML continued to be impacted by the loss of Pfizer creative assignments, but saw sequential improvement in Q2, benefiting from recent new business wins and stabilisation of spending by technology clients. AKQA was impacted by delays in project-related spend.

Public Relations: FGS Global continued to grow strongly in H1 2024, offset by declines at Burson due to the loss of Pfizer assignments and the impact of macroeconomic uncertainty on some areas of client spending.

Specialist Agencies: CMI Media Group, our specialist healthcare media planning and buying agency, grew well, offset by declines at Landor and Design Bridge and Partners. Our smaller specialist agencies continued to be adversely affected by more cautious client spending and delays in project-based spending.
Regional review
The following tables give details of revenue and revenue less pass-through costs by region, as well as applicable percentage changes from the corresponding prior year periods, for the second quarter and first half of 2024. Headline operating profit by region is provided in note 3 of Exhibit 2.
Revenue analysis

	Three months ended 30 June 2024	Reported change three months ended 30 June 2024	Like-for-like change three months ended 30 June 2024	Six months ended 30 June 2024	Reported change six months ended 30 June 2024	Like-for-like change six months ended 30 June 2024
	£m	%	%	£m	%	%
N. America	1,467	6.5%	6.2%	2,781	1.3%	2.5%
United Kingdom	544	(4.1)%	(4.4)%	1,058	(0.7)%	(1.2)%
W. Cont. Europe	762	(2.4)%	0.1%	1,458	(1.3)%	1.9%
AP, LA, AME, CEE[1]	1,042	0.5%	5.1%	1,930	(0.3)%	5.5%
Total Group	3,815	1.4%	3.1%	7,227	0.1%	2.6%
Note
1Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

Revenue less pass-through costs1 analysis

	Three months ended 30 June 2024	Reported change three months ended 30 June 2024	Like-for-like change three months ended 30 June 2024	Six months ended 30 June 2024	Reported change six months ended 30 June 2024	Like-for-like change six months ended 30 June 2024
	£m	%	%	£m	%	%
N. America	1,152	1.5%	2.0%	2,207	(3.4)%	(1.6)%
United Kingdom	396	(5.4)%	(5.3)%	779	(2.1)%	(2.6)%
W. Cont. Europe	608	(2.1)%	0.3%	1,164	(1.3)%	1.7%
AP, LA, AME, CEE[2]	756	(6.3)%	(2.2)%	1,449	(6.6)%	(1.4)%
Notes
1Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. This includes the cost of media where the Group is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings. See note 2 to the Company's unaudited condensed consolidated interim financial statements, which appears in Exhibit 2, for more details of the pass-through costs.
2Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.
North America declined by 1.6% in H1 2024 reflecting lower revenues from technology clients and in the retail and healthcare sectors reflecting 2023 client losses. This was partially offset by growth in CPG, telecommunications and automotive. Within the half, Q2 growth of 2.0% showed a marked sequential improvement (Q1 decline of 5.2%) driven by GroupM and as technology client spend began to stabilise against easier comparisons.

United Kingdom declined 2.6% in H1 reflecting a strong comparator (H1 2023: +8.2%). Ogilvy, GroupM and Hogarth grew in H1 offset by declines in other agencies due to delays in project-based spending.

In Western Continental Europe, Germany declined 4.8% reflecting the impact of macroeconomic pressures and delays to project-related spend, offset by good growth in Spain and France as new clients were onboarded.

The Rest of World (Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe) declined in H1 2024 as good growth in India (+8.1%) was offset by a decline of 20.3% in China on client assignment losses and persistent macroeconomic pressures impacting both our media and creative businesses.

We appointed a new President of WPP China in February who is working closely with the local CEOs of each of our agencies, including the new senior leadership team at GroupM, to bring together the best of our talent and capabilities in China and build on our leading market position. While we expect performance to continue to be challenging in the second half of 2024, we are confident these actions will strengthen our business in what is an important strategic market for WPP.
Cash Flow and Balance Sheet
The Group's unaudited condensed consolidated interim cash flow statement, balance sheet and notes as at 30 June 2024 are provided in Exhibit 2.

Net cash outflow from operating activities was £540 million in the first half of 2024, compared to a cash outflow of £445 million in the first half of 2023.

In the first half of 2024, operating profit was £423 million, depreciation and amortisation was £262 million, impairment charges included within adjusting items were £4 million, non-cash share-based incentive charges were £56 million, goodwill impairment was £nil, impairment of investments in associates were £23 million, earnout payments were £25 million, working capital and provisions outflow was £1,056 million, net interest paid was £49 million, tax paid was £168 million, lease liabilities (including interest) paid were £187 million, capital expenditure was £107 million and other net cash outflows were £21 million. Adjusted free cash flow was, therefore, an outflow of £845 million.

Adjusted operating cash outflow was £587 million (H1 2023: £482 million). The main driver of the larger cash outflow year on year was an increase in non headline cash costs to £144 million (H1 2023: £114 million), mainly driven by costs related to the previously announced restructuring plan, including the creation of VML and Burson and the simplification of GroupM. The working capital outflow was £1,056 million, in line with the prior period ((H1 2023: £1,044 million) and reflects the usual seasonality of client activity and timing of payments.

Adjusted free cash outflow was £845 million, higher than prior period (H1 2023: £755 million) due to higher adjusted operating cash flow and higher earnout payments, offset by lower dividends to minorities. Adjusted net cash outflow was £898 million was lower than the prior period (H1 2023: £981 million) due to lower net acquisition payments.

At 30 June 2024, the Group had total equity of £3,958 million (31 December 2023: £3,833 million).

Non-current assets of £12,438 million decreased by £241 million (31 December 2023: £12,679 million) primarily driven by the amortisation of intangible assets and right-of-use assets.

Current assets of £13,375 million decreased by £569 million (31 December 2023: £13,944 million). The decrease principally relates to trade and other receivables which decreased by £478 million to £7,982 million.

Current liabilities of £14,988 million decreased by £1,317 million (31 December 2023: £16,305 million). The decrease principally relates to trade and other payables which decreased by £1,411 million, partially offset by a net increase in bank overdrafts and bonds of £255 million.

The decrease in both trade and other receivables and trade and other payables is primarily due to the seasonality of client activity and timing of payments, with the relative movement from December consistent with prior years.

Non-current liabilities of £6,867 million (31 December 2023: £6,485 million) increased by £382 million, primarily due to a £523 million increase in bonds to £4,298 million, relating to the issuance of two new bonds in March 2024 (€600 million and €650 million) offset by a €500 million bond due in March 2025 classified within current liabilities as at 30 June 2024 (31 December 2023: non-current).

Recognised within total equity, other comprehensive loss of £62 million (H1 2023: £210 million) for the period includes a £37 million loss (H1 2023: £285 million) for foreign exchange differences on translation of foreign operations, and an £18 million loss (H1 2023: gain of £78 million) on the Group’s net investment hedges.
Summarised financial information about Guarantors and Issuers of Guaranteed Securities
As at 30 June 2024, WPP Finance 2010 had in issue $93 million ($28 million was repaid in 2018 and $179 million was repaid in 2019 from the $300 million initially issued) of 5.125% bonds due September 2042 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited and WPP Jubilee Limited as subsidiary guarantors.
In the event that WPP Finance 2010 fails to pay the holders of the securities, thereby requiring WPP plc, WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited or WPP Jubilee Limited to make payment pursuant to the terms of their full and unconditional, and joint and several guarantee of those securities, there is no impediment to WPP plc, WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited or WPP Jubilee Limited obtaining reimbursement for any such payments from WPP Finance 2010.
Summarised income statement information for WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

	For the six months ended 30 June 2024	For the year ended 31 December 2023
	£m	£m
Revenue	—	—
Costs of services	—	—
Gross profit	—	—
Administrative income due from non-guarantors	184	163
Earnings from associates - after interest and tax	—	32
Finance and investment income from non-guarantors	93	126
Finance costs to non-guarantors	(365)	(1,410)
Loss for the period	(329)	(1,383)

Summarised balance sheet information for WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

	At 30 June 2024	At 31 December 2023
	£m	£m
Non-current assets (excluding amounts due from Non-Guarantors)	226	221
Current assets (excluding amounts due from Non-Guarantors)	593	640
Current liabilities (excluding amounts due to Non-Guarantors)	(701)	(729)
Non-Current liabilities (excluding amounts due to Non-Guarantors)	(347)	(339)
Payables due to Non-Guarantors[1]	(9,381)	(9,184)
Note
1 This balance includes amounts due from and amounts due to non-guarantors and is being presented on a net basis for presentational purposes.
As at 30 June 2024, WPP Finance 2010 had in issue $750 million of 3.750% bonds due September 2024 and $220 million ($50 million was repaid in 2018 and $230 million was repaid in 2019 from the $500 million initially issued) of 5.625% bonds due November 2043, with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors.
In the event that WPP Finance 2010 fails to pay the holders of the securities, thereby requiring WPP plc, WPP Jubilee Limited or WPP 2005 Limited to make payment pursuant to the terms of their full and unconditional, and joint and several guarantee of those securities, there is no impediment to WPP plc, WPP Jubilee Limited or WPP 2005 Limited obtaining reimbursement for any such payments from WPP Finance 2010.
Summarised income statement information for WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

	For the six months ended 30 June 2024	For the year ended 31 December 2023
	£m	£m
Revenue	—	—
Costs of services	—	—
Gross profit	—	—
Administrative income due from non-guarantors	184	163
Earnings from associates - after interest and tax	—	32
Finance and investment income from non-guarantors	93	126
Finance costs to non-guarantors	(365)	(1,410)
Loss for the period	(329)	(1,383)
Summarised balance sheet information for WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

	At 30 June 2024	At 31 December 2023
	£m	£m
Non-current assets (excluding amounts due from Non-Guarantors)	226	221
Current assets (excluding amounts due from Non-Guarantors)	593	640
Current liabilities (excluding amounts due to Non-Guarantors)	(701)	(729)
Non-Current liabilities (excluding amounts due to Non-Guarantors)	(347)	(339)
Payables due to Non-Guarantors[1]	(9,381)	(9,187)
Note
1 This balance includes amounts due from and amounts due to non-guarantors and is being presented on a net basis for presentational purposes.
The issuer and guarantors of the bonds (the issuer and subsidiary guarantors are 100% owned by WPP plc) are consolidated subsidiaries of WPP plc and are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. The summarised financial information for WPP Finance 2010 and the guarantors is presented on a combined basis with intercompany balances and transactions between the entities in the issuer and guarantors group eliminated. The Group has applied the recognition and measurement principles of IFRS as issued by the IASB in preparing the summarised financial information and is intended to provide investors with meaningful financial information, and is provided pursuant to Rule 13-01 of Regulation S-X which allows for alternative financial disclosures or narrative disclosures in lieu of the separate financial statements of WPP Finance 2010 and the guarantors. The financial information presented is that of the issuers and guarantors of the guaranteed security, and the financial information of non-issuer and non-guarantor subsidiaries has been excluded.

NON-GAAP INFORMATION
As introduced on page 1, the following are the Group’s Non-GAAP performance measures.
Constant currency
The condensed consolidated interim financial statements are presented in pounds sterling. However, the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue, profit, and other relevant financial statement line items from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.
The Group uses US dollar-based, constant currency models to measure performance across all jurisdictions. These are calculated by applying budgeted 2024 exchange rates to local currency reported results for the current and prior year which excludes any variances attributable to foreign exchange rate movements.
Like-for-like
Management believes that discussing like-for-like contributes to the understanding of the Group’s performance and trends because it allows for meaningful comparisons of the current period to that of prior periods.
Like-for-like comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals.
The following table reconciles reported revenue growth for the three month and six month periods ended 30 June 2024 and 2023, to like-for-like revenue growth for the same periods.

	Three months ended 30 June		Six months ended 30 June
	Revenue		Revenue
	£m	%	£m	%
2023 Reported	3,762		7,221
Impact of exchange rate changes	(75)	(2.0)	(218)	(3.0)
Impact of acquisitions and disposals	11	0.3	37	0.5
Like-for-like growth	117	3.1	187	2.6
2024 Reported	3,815	1.4	7,227	0.1

The Group presents alternative performance measures, including headline operating profit, headline operating profit margin, headline profit before interest and tax, headline profit before tax, headline earnings, headline basic and diluted EPS, headline EBITDA, revenue less pass-through costs, adjusted net debt and average adjusted net debt, adjusted operating cash flow, adjusted free cash flow and adjusted net cash flow. They are used by management for internal performance analyses. The presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies, and these measures are useful in connection with discussions with the investment community.

In the calculation of headline profit, judgement is required by management in determining which costs are considered to be large, unusual and non-recurring to be excluded.

The exclusion of certain adjusting items may result in headline earnings being materially higher or lower than reported earnings, for example when significant impairments or restructuring charges are excluded but the related benefits are included headline earnings will be higher. Headline measures should not be considered in isolation as they provide additional information to aid the understanding of the Group’s financial performance.

Headline operating profit
Headline operating profit is one of the measures that management uses to assess the performance of the business.

Headline operating profit is calculated as operating profit before gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, impairment of investments in associates, goodwill impairment, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, and litigation settlement.

Adjustments to operating profit described above are included in costs of services and general administrative costs as provided in note 2 of the unaudited condensed consolidated interim financial statements, which appears in Exhibit 2, and are components of operating profit.
A tabular reconciliation of profit before taxation to headline operating profit is provided in note 11 of the unaudited condensed consolidated interim financial statements of the Company, which appears in Exhibit 2.

Headline EBITDA

Headline EBITDA is calculated as profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, impairment of investments in associates, goodwill impairment, amortisation and impairment of acquired intangible assets, amortisation of other intangibles, depreciation of property, plant and equipment, depreciation of right-of-use assets, restructuring and transformation costs, property-related restructuring costs, litigation settlement, and share of adjusting and other items for associates.
Headline operating profit
Headline operating profit is one of the measures that management uses to assess the performance of the business.
Headline operating profit is calculated as operating profit before gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, impairment of investments in associates, goodwill impairment, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, and litigation settlement.
Adjustments to operating profit described above are included in costs of services and general administrative costs as provided in note 2 of the unaudited condensed consolidated interim financial statements, which appears in Exhibit 2, and are components of operating profit.
Adjusted net debt and average adjusted net debt

Management believes that adjusted net debt and average adjusted net debt are appropriate and meaningful measures of the debt levels within the Group. Adjusted net debt at a period end consists of cash and short-term deposits, bank overdrafts and bonds due within one year, and bonds due after one year.

Average adjusted net debt is calculated as the average monthly net borrowings of the Group. Adjusted net debt at a period end consists of cash and short-term deposits, bank overdraft, bonds due within one year and bonds due after one year. Adjusted net debt excludes lease liabilities.
Average adjusted net debt to headline EBITDA ratio:

	30 June 2024	31 December 2023	30 June 2023
	£m	£m	£m
Average adjusted net debt (12 month rolling)	(3,619)	(3,620)	(3,379)
Headline EBITDA	1,966	1,976	2,026
Average adjusted net debt to headline EBITDA ratio	1.84	1.83	1.68

The average adjusted net debt and headline EBITDA amounts used in the average adjusted net debt to headline EBITDA ratio calculation above are for the 12 months ended30 June 2024, 31 December 2023 and 30 June 2023 respectively, and exclude the impact of IFRS 16.

Adjusted net debt and average adjusted net debt (12-month rolling) are comprised of the following:

	30 June 2024		31 December 2023	30 June 2023
	£m		£m	£m
Cash and short-term deposits	2,128		2,218	1,963
Bank overdrafts and bonds due within one year	(1,201)		(946)	(1,093)
Bonds due after one year	(4,298)		(3,775)	(4,338)
Adjusted net debt	(3,371)		(2,503)	(3,468)
Average adjusted net debt (12 month rolling)	(3,619)	(362)	(3,620)	(3,379)

Adjusted net debt excludes lease liabilities. Average adjusted net debt is calculated as the average monthly net borrowings of the Group. Average adjusted net debt for 30 June 2024 and 30 June 2023 represents the average for the 12 month periods ended 30 June 2024 and 30 June 2023 respectively. Average adjusted net debt for 31 December 2023 represents the average for the twelve month period ended 31 December 2023.
Reconciliation of profit before taxation to headline PBT and headline earnings:

	Six months ended 30 June 2024	Six months ended 30 June 2023
	£m	£m
Profit before taxation	338	204
Goodwill impairment	—	53
Amortisation and impairment of acquired intangible assets	57	36
Impairment of investments in associates	23	11
Restructuring and transformation costs	131	87
Property-related restructuring costs	22	180
(Gains)/losses on disposal of investments and subsidiaries	(8)	3
Gains on disposal of property	(2)	—
Litigation settlement	—	(10)
Share of adjusting and other items for associates	(1)	7
Revaluation and retranslation of financial instruments	(35)	(25)
Headline PBT	525	546
Headline tax charge	(146)	(148)
Non-controlling interests	(41)	(37)
Headline earnings	338	361

Headline PBT and headline earnings are metrics that management use to assess the performance of the business.

Headline earnings per share:

The calculation of basic EPS is as follows:

	Six months ended 30 June 2024	Six months ended 30 June 2023
Earnings (£ million)	205	112
Weighted average shares used in basic EPS calculation (million)	1,075	1,071
EPS	19.1p	10.5p

As compared to the calculation of basic headline EPS:

	Six months ended 30 June 2024	Six months ended 30 June 2023
	£m	£m
Headline PBT	525	546
Headline tax charge	(146)	(148)
Non-controlling interests	(41)	(37)
Headline earnings	338	361
Weighted average shares used in basic EPS calculation (million)	1,075	1,071
Headline EPS	31.4p	33.7p

The calculation of diluted EPS is as follows:

	Six months ended 30 June 2024	Six months ended 30 June 2023
Earnings (£ million)	205	112
Weighted average shares used in diluted EPS calculation (million)	1,092	1,091
Diluted EPS	18.8p	10.3p

As compared to the calculation of diluted headline EPS:

	Six months ended 30 June 2024	Six months ended 30 June 2023
	£m	£m
Headline PBT	525	546
Headline tax charge	(146)	(148)
Non-controlling interests	(41)	(37)
Diluted headline earnings	338	361
Weighted average shares used in diluted EPS calculation (million)	1,092	1,091
Diluted headline EPS	30.9p	33.1p

Headline tax charge:

Headline tax charge is calculated as taxation excluding tax/deferred tax relating to restructuring and transformation costs and property-related costs, litigation settlement, the deferred tax impact of the amortisation of acquisition related intangible assets and liabilities, and deferred tax relating to investments in associates.

	Six months ended 30 June 2024	Six months ended 30 June 2023
	£m	£m
Headline PBT	525	546
Tax charge	92	55
Tax credit relating to restructuring and transformation costs and property-related costs	36	89
Tax credit relating to litigation settlement	—	(3)
Deferred tax impact of the amortisation of acquisition related intangible assets and liabilities	8	11
Deferred tax relating to investments in associates	10	(4)
Headline tax charge	146	148
Headline tax rate	28.0%	27.0%

The headline tax rate as a percentage of headline PBT (that includes the share of headline results of associates) is 28.0% (2023: 27.0%).

Headline PBIT
Headline PBIT is one of the measures that management uses to assess the performance of the business.
Headline PBIT is calculated as Profit before net finance costs, taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, impairment of investments in associates, goodwill impairment, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, litigation settlement and share of adjusting and other items for associates.

A tabular reconciliation of profit before interest and taxation to headline PBIT is shown below.

	Six months ended 30 June 2024	Six months ended 30 June 2023
	£m	£m
Profit before taxation	338	204
Finance and investment income	(74)	(103)
Finance costs	210	231
Revaluation and retranslation of financial instruments	(35)	(25)
Profit before interest and taxation	439	307
Amortisation and impairment of acquired intangible assets	57	36
Goodwill impairment	—	53
(Gains)/losses on disposal of investments and subsidiaries	(8)	3
Gains on disposal of property	(2)	—
Impairment of investments in associates	23	11
Litigation settlement	—	(10)
Restructuring and transformation costs	131	87
Property related costs	22	180
Share of adjusting items of associates	(1)	7
Headline PBIT	661	674
Headline PBT
Headline PBT is one of the measures that management uses to assess the performance of the business.
Headline PBT is calculated as profit before taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, impairment of investments in associates, goodwill impairment, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, litigation settlement, share of adjusting and other items for associates, and revaluation and retranslation of financial instruments.
A tabular reconciliation of profit before taxation to headline PBT is shown below.

	Six months ended 30 June 2024	Six months ended 30 June 2023
	£m	£m
Profit before taxation	338	204
Amortisation and impairment of acquired intangible assets	57	36
Goodwill impairment	—	53
(Gains)/losses on disposal of investments and subsidiaries	(8)	3
Gains on disposal of property	(2)	—
Impairment of investments in associates	23	11
Restructuring and transformation costs	131	87
Share of adjusting items of associates	(1)	7
Property related costs	22	180
Litigation settlement	—	(10)
Revaluation and retranslation of financial instruments	(35)	(25)
Headline PBT	525	546
Billings and estimated net new business billings
Billings and estimated net new business billings are metrics that management uses to assess the performance of the business.
Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new business/billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Adjusted free cash flow
The Group bases its internal cash flow objectives on adjusted operating cash flow, adjusted free cash flow and adjusted net cash flow. Management believes adjusted operating cash flow is a target that can be translated into targets for operating business units that do not have direct control of items which influence adjusted free cash flow, such as the Group effective tax rate and leverage; and is meaningful to investors as a measure of the degree to which headline operating profit is converted into cash after the cost of leased operating assets, investment in capital expenditure, and working capital.

Adjusted free cash flow is meaningful to investors because it is the measure of the Group’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation, and capital expenditure).

Adjusted net cash flow is meaningful to investors because it is the measure of the Group’s funds available for debt repayment or to increase cash on hand after acquisition related payments, dividends to shareholders and share repurchases. The purpose of presenting adjusted net cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation, and capital expenditure) and after acquisitions, dividend payments to shareholders and share repurchases.

Adjusted free cash flow is calculated as cash used in/generated by operations plus dividends received from associates, interest received, investment income received, and share option proceeds, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, repayment of lease liabilities (including interest), earnout payments and purchases of property, plant and equipment and purchases of other intangible assets.
A tabular reconciliation of cash used by operations to adjusted operating cash flow, adjusted free cash flow and adjusted net cash flow is as follows:

	Six months ended 30 June 2024	Six months ended 30 June 2023
	£m	£m
Cash used by operations	(298)	(198)
Purchase of property, plant and equipment	(82)	(81)
Purchase of other intangible assets (including capitalised computer software)	(25)	(23)
Repayment of lease liabilities	(140)	(135)
Interest paid on lease liabilities	(47)	(49)
Investment income	5	3
Share option proceeds	—	1
Adjusted operating cash flow	(587)	(482)
Corporation and overseas tax paid	(168)	(171)
Interest and similar charges paid	(118)	(156)
Interest received	69	108
Dividends from associates	18	19
Earnout payments	(25)	(12)
Dividends paid to non-controlling interests in subsidiary undertakings	(34)	(61)
Adjusted free cash flow	(845)	(755)
Disposal proceeds	33	14
Net initial acquisition payments	(29)	(203)
Dividends	—	—
Share purchases	(57)	(37)
Adjusted net cash flow	(898)	(981)
Adjusted net debt and average adjusted net debt
Management believes that adjusted net debt and average adjusted net debt are appropriate and meaningful measures of the debt levels within the Group. Adjusted net debt at a period end consists of cash and short-term deposits, bank overdraft, bonds and bank loans due within one year and bonds and bank loans due after one year. Average adjusted net debt is calculated as the average monthly net borrowings of the Group. Adjusted net debt excludes lease liabilities.

The following table is an analysis of adjusted net debt:

	30 June 2024	31 December 2023
	£m	£m
Cash and short-term deposits	2,128	2,218
Bank overdrafts, bonds and bank loans due within one year	(1,201)	(946)
Bonds and bank loans due after one year	(4,298)	(3,775)
Adjusted net debt	(3,371)	(2,503)
Components of earnings/(loss) from associates - after interest and tax
Management reviews the 'earnings/(loss) from associates - after interest and tax' by assessing the underlying component movements including 'share of profit before interest and taxation of associates', 'share of adjusting items of associates', 'share of interest and non-controlling interests of associates', and 'share of taxation of associates', which are derived from the Income Statements of the associate undertakings.
The following table is an analysis of 'earnings/(loss) from associates - after interest and tax' and underlying component movements:

	Six months ended 30 June 2024	Six Months Ended 30 June 2023[1]
	£m	£m
Share of profit before interest and taxation	18	13
Share of adjusting items of associates	1	(7)
Share of interest and non-controlling interests	2	1
Share of taxation	(5)	(6)
Earnings/(loss) from associates - after interest and tax	16	1
1     The share of profit before interest and taxation, share of interest and non-controlling interests and share of taxation amounts for the six months ended 30 June 2023 were restated from £66 million, £(55) million and £(3) million to £13 million, £1 million and £(6) million respectively. There was nil impact on earnings from associates - after interest and tax.